Exhibit 99.3

Thermo Fisher Scientific

Acquisition of QIAGEN Announcement

March 3, 2020

C O R P O R A T E   P A R T I C I P A N T S

Kenneth Apicerno, Vice President, Investor Relations

Marc Casper, Chairman, President and Chief Executive Officer

Stephen Williamson, Senior Vice President and Chief Financial Officer

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Jack Meehan, Barclays

Vijay Kumar, Evercore ISI

Derik de Bruin, Bank of America Merrill Lynch

Tycho Peterson, JPMorgan

Patrick Donnelly, CitiGroup

Steve Beuchaw, Wolfe Research

Dan Leonard, Wells Fargo Securities

Sung Ji Nam, BTIG

Dan Arias, Stifel Financial Corp.

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen and welcome to today’s conference call and webcast to discuss Thermo Fisher Scientific’s acquisition of QIAGEN. I would like to introduce our moderator for the call, Mr. Kenneth Apicerno, Vice President, Investor Relations. Mr. Apicerno, you may begin the call.

Kenneth Apicerno

Thank you and good morning everyone. Welcome to our conference call to discuss Thermo Fisher’s acquisition of QIAGEN, which as you all know, we announced earlier today.

On the call with me today is Marc Casper, our Chairman, President and Chief Executive Officer, and Stephen Williamson, our Chief Financial Officer.

You’ll find a brief presentation deck in the Investors section of our website, thermofisher.com, under the section titled Webcasts and Presentations. We’ll walk through that deck on the call this morning and after prepared comments, we’ll open it up for Q&A. Please note this call is being webcast live and will be archived on the Investors section of our website, thermofisher.com, under the heading Webcasts and Presentations.

Before we get started, let me briefly cover our Safe Harbor language.

Various remarks that we may make about Thermo Fisher’s future expectations, plans and prospects, including with respect to QIAGEN and the proposed acquisition, constitute forward-looking statements that involve a number of risks and uncertainties. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks and uncertainties relating to the proposed transaction, its timing, benefits and impacts, as well as those factors discussed in the reports that Thermo Fisher files with the SEC and is made available in the Investors section of our website, and in the reports that QIAGEN files or furnishes with the SEC and has made available in the Investor Relations section of its website.

While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change; therefore, you should not rely on these forward-looking statements as representing our views as of any dates subsequent to today.

We also urge you to read both the Tender Offer Statement that will be filed by Thermo Fisher with the SEC as well as the Solicitation and Recommendation Statement that will be filed by QIAGEN with the SEC when they become available. These documents will contain important information including the terms and conditions of the tender offer, which is not yet commenced. On Slide 3, you’ll see references to where you can find additional information on the transaction, which is also outlined in our press release.

With that, I’ll now turn the call over to Marc.

Marc Casper

Thank you, Ken. Good morning everyone and thank you for joining us. This is an exciting day for Thermo Fisher. I am very pleased to announce our agreement to acquire QIAGEN for $11.5 billion. This transaction is consistent with our growth strategy and is another great example of how we create value for our customers and our shareholders through out proven capital deployment approach.

Starting on Slide 4, I’ll review the highlights of the transaction.

As you know, QIAGEN is a leading global provider of molecular diagnostics and sample preparation technologies. The company is a great fit for Thermo Fisher because their complementary offerings strengthen our unique value proposition for our customers, which is a key pillar of our growth strategy. Our life sciences and clinical customers will benefit from an expanded portfolio that will accelerate their innovation and give them access to a more comprehensive offering, from discovery to diagnostics.

And for our shareholders, this transaction is financially compelling and will create significant value. We expect immediate accretion to our adjusted EPS after close and we expect to achieve $200 million in total synergies by Year 3 after close. Stephen will cover the financial benefits of this transaction in more detail.

Slide 5 provides a quick snapshot of QIAGEN. This is a company that generated $1.5 billion in revenue in 2019. QIAGEN has very good margins and reported adjusted operating margins of 28% last year. They’re a leading global provider of molecular diagnostics and sample preparation technologies.

QIAGEN’s 5,100 colleagues around the world share our passion for innovation and an intense focus on our customers.

Taking a more detailed look at their revenue breakdown, the business is pretty evenly split between two primary end markets, molecular diagnostics and life sciences. From a product perspective, approximately 90% of their revenue comes from consumables, and geographically, they have a fairly balanced global footprint.

In the upper right corner of the slide, we’ve highlighted some of QIAGEN’s key product lines. In their molecular diagnostics portfolio, QIAGEN has a comprehensive automation solution that meets the diverse needs of their customers. For example, the QIAsymphony instrument offers continuous sample loading for a variety of molecular diagnostic tests performed in mid to high throughput labs.

I’ll also highlight two other products. First, they are very well regarded for their QuantiFERON-TB Gold Plus test, which detects latent tuberculosis with greater specificity than traditional skin based tests. Second, the QIAstat-Dx Respiratory Panel, which was cleared by the FDA last year, is a very differentiated test that simultaneously measures and identifies multiple respiratory viral and bacterial pathogens quickly and accurately.

For Life Sciences customers, the company has leading sample preparation technologies that help extract, isolate and purify biomolecules from a wide range of biological samples. In addition, QIAGEN is developing new capabilities including digital PCR.

Now, let me take you through the strategic rationale for this transaction on Slide 6.

Adding QIAGEN’s capabilities will strengthen our strategic position by creating exciting new opportunities. Our goal is to accelerate the growth of QIAGEN as we’ve done with many other acquisitions. The company expands our specialty diagnostics portfolio by significantly enhancing our position in the attractive molecular diagnostics market, including infectious disease testing and other important growth areas.

For our life sciences customers, QIAGEN’s sample prep and assay technologies are very complementary to our capabilities in our biosciences and genetic analysis businesses.

QIAGEN will benefit from our industry leading capabilities and both companies share a commitment to R&D that will help our customers accelerate their own innovation and address emerging healthcare needs. We’ll also be able to use our extensive commercial reach including our direct sales teams, Fisher Scientific customer channels, and our comprehensive e-commerce platforms to put QIAGEN products in the hands of more customers. And our leading presence in the high-growth and emerging markets will make these products available to that growing customer base as well.

This transaction is right in line with our growth strategy and meets our strict M&A criteria. It strengthens our company from a strategic perspective, enhances our offering for our customers and creates significant shareholder value.

As you know, we have a strong track record of disciplined M&A. We consistently demonstrated that by using our PPI business system, we have a proven playbook that allows us to successfully integrate the companies we acquire, delivery the synergies and accelerate their growth. As a result, we expect this transaction to deliver attractive financial benefits.

To take a deeper dive into what that means for our customers, let’s turn to Slide 7, which gives you an overview of why 1 + 1 is much greater than 2. Our customers are clearly going to understand why we’re bringing our two companies together.

Starting with our Clinical customers, as you know, we have built leading specialty diagnostics capabilities that include allergy and autoimmunity testing, microbiology and transplant diagnostics. QIAGEN complements our offering with tests for infectious diseases. The QuantiFERON tuberculosis test that I mentioned earlier fits incredibly well with Thermo Fisher’s menu of tests.

Our complete range of genetic analysis technologies is highly complementary to what QIAGEN brings, including syndromic testing capabilities and companion diagnostics. This combination will allow us to accelerate the development of high value tests.

For our Life Sciences customers, the combination of our biosciences and genetic analysis offerings with QIAGEN’s sample preparation and assay technologies is incredibly complementary and will be highly valued by these customers. Over time, we’ll have opportunities to enhance life sciences workflows to help these customers accelerate discovery and enable important scientific breakthroughs.

When you take a step back, for patients, the combination of these technologies will lead to faster test results with greater accuracy for better diagnoses and more effective treatments. This is a significant benefit for patients and their families, and will also contribute to improving healthcare economics.

With that, I’ll ask Stephen to review the financial highlights.

Stephen Williamson

Thanks, Marc. Turning to Slide 8, our offer of €39 per QIAGEN share or approximately $43 per share represents a net purchase price of approximately $11.5 billion at current exchange rates, which includes the assumption of $1.4 billion of net debt. Our proven track record of successfully integrating businesses will enable us to deliver attractive financial benefits from the acquisition. It’s expected to be immediately accretive to adjusted earnings per share after close. Specifically, we expect to add at least $0.60 to adjusted EPS in the first 12 months following the close and that quickly ramps to over $1.00 over time.

We expect to generate significant synergies in this transaction, achieving $200 million in total synergies by Year 3 following the close. This will consist of $150 million of cost synergies and $50 million of adjusted operating income benefit from revenue synergies.

Cost synergies will come from a few areas: the elimination of public company costs, the benefits of business integration opportunities over time, and deployment of our PPI business system to drive productivity and sourcing benefits.

In terms of revenue synergies, Marc just outlined the compelling benefits we’ll have by combining our complementary capabilities to enhance our value proposition for our customers. We plan to leverage our extensive commercial reach and to expand access to QIAGEN’s product portfolio. In addition, we’ll be positioned to capitalize on our leading presence in high-growth and emerging markets, to accelerate QIAGEN’s penetration in those regions.

Similar to past transactions, we’ll have the ability to drive attractive tax efficiencies as we combine QIAGEN into our operations. We expect to bring their effective tax rate in line with ours at close.

So in summary for this slide, the acquisition of QIAGEN is very financially compelling. Through the use of our proven PPI business system, we’ll be able to accelerate the growth of the business, so by the time it’s in our organic results it will be in line with the rest of the company’s growth profile. It’s already a highly profitable business and it will be accretive to our margins on Day 1. That will be made even better with the cost synergies enabled by our PPI business system.

Turning to Slide 9, I’d now like to review some of the important transaction details.

In terms of financing, we have a fully committed bridge facility in place, and we intend to fund the transaction with a combination of cash on hand and the issuance of new debt. We have a very strong balance sheet today and we’ll generate a significant amount of cash between now and the close. The new debt will be finalized in due course, and will likely include an element of pre-funding. We’ll update you on that as the financing gets put in place.

We expect our pro forma leverage ratio to be approximately 3 times at close, and fully expect to maintain our investment grade debt ratings. Given the strength of our cash flows, this deal will be fully paid for in a very short period of time after close.

Our path to completion includes obtaining customary closing conditions including the receipt of applicable regulatory approvals, approval of QIAGEN’s shareholders, and the completion of the tender offer. As we mentioned at the start, we expect to complete the acquisition in the first half of 2021.

As we normally do, we’ll take advantage of this time period to create a very comprehensive integration plan so we can hit the ground running on Day 1.

So turning to Slide 10, I want to echo Marc’s excitement about this transaction and the future value we can create with QIAGEN as part of Thermo Fisher. This acquisition is squarely in line with our proven M&A criteria. It creates significant value for our customers and our shareholders, and it’s a great example of how we can deploy our capital to strengthen out strategic position.

Marc Casper

Thanks, Stephen. Before we open up to questions, I want to emphasize that we look forward to welcoming the QIAGEN team to Thermo Fisher. By combining our capabilities, we’ll be a stronger partner for our clinical and life sciences customers, and that will give us new opportunities for growth.

With that, I’m going to now turn the call back over to Ken.

Kenneth Apicerno

Thanks, Marc. Operator, we’re ready to open it up for questions.

Operator

Certainly. If you would like to ask a question, please press star, one. To withdraw your question, press the pound key. In order to allow everyone in the queue an opportunity to address the Thermo Fisher management team, please limit your time on the call to one question and only one follow-up. If you have any additional questions, please return to the queue.

Jack Meehan with Barclays, your line is open.

Jack Meehan

Thank you. Congrats, guys, on the deal. Congrats, QIAGEN, as well. Really enjoyed working with you guys.

Marc, I was hoping you could just start and talk a little bit about the transaction. It’s taken several public turns over the last six months. What changed over the last few months which got you in a position you announced the transaction this morning versus when QIAGEN terminated the process on Christmas Eve?

Marc Casper

Jack, thanks for the question. Deals happen when the parties line up and that’s really how the timing works, and as we looked at the opportunity, there was clearly a meeting of the minds of both companies about this was a good time to put the companies together in that the strategic logic is very compelling. Obviously, the two companies know each other well. We’ve had dialogue for many, many years about opportunities and this was that moment where it made sense for us to proceed.

Jack Meehan

Got it. Then, just what are you assuming is the ongoing growth rate for QIAGEN? You highlighted some of the investments they’ve been making in new products, the QIAstat, NeuMoDx, Digital PCR. As you assess those, what are you thinking of the competitive positioning and how that builds into what the growth rate is going to look like for the business?

Marc Casper

If you look at the way we’re approaching it, we’re going to take the great team, the great technologies and help position them to be able to accelerate their growth over time, right? As you look at it, the business has grown in the low to mid single digits historically, depending on the year, and what we see is in our first year of ownership when it reports into the organic, which would be effectively in the—somewhere in 2022, that this will be mid single digital plus type grower, very much in line with where the company is growing.

We’re excited about the opportunities. We have a playbook that will help us accelerate the growth of the business.

Jack Meehan

Thank you, Marc.

Operator

Vijay Kumar with Evercore ISI. Your line is open.

Vijay Kumar

Hey guys, congrats on the deal. Marc, maybe I guess just given all the press leads we’ve seen over the last few months, I guess what changed, and is there a go-shop provision here in the terms of the transaction?

Marc Casper

Vijay, thanks for the question. The deal terms will get released in a few days through the filing process and what you have here is a deal with a break fee in both directions is the way to think about how the transaction is structured.

Vijay Kumar

Understood. Then one quick follow-up, I think you guys mentioned $1.01 of accretion. Was that by Year 3? And I know this is unrelated to transaction, but obviously just given the focus on coronavirus, any comments to think of would be appreciated.

Marc Casper

Yes. We’ll go from $0.60 in the first year and build to the $1.00 in that Year 3 timeframe. It will go quickly.

In terms of the coronavirus, I was actually at an investor conference yesterday and had the opportunity to talk about how we’re seeing the world as we know it today. I can recap a few of the points regarding that.

I talked a little bit about philosophy, which is, one, just keep our employees safe. Two, we play an incredibly important role in helping our customers actually address the coronavirus, the public health organizations, hospitals using our QPCR technologies. Our Fisher Scientific channel is providing personal protection equipment. Our sequences are being used from monitoring how the virus is mutating and our pharma services capabilities are actually used with a couple of the companies to help ramp up vaccines, so we’re very much in the middle of it. That’s the ones from the customer perspective.

In the business perspective, Vijay, the philosophy we have is that we have a very experienced management team. We’re going to manage the business appropriately in the environment such that we come out of this period as a stronger industry leader. What you’re seeing us do is mitigating the challenges that we see in China to the best of our ability, and driving growth in other markets, and certainly managing costs more tightly as well.

Financially, the net of how we see the world right now is because activity in China is still very slow, albeit slowly ramping back up, we expect that the first half of the year we’ll have less revenue than or original guidance back in January, and that we see opportunities for the second half to have positives. It’s very hard to quantify them right now because we know governments are going to stimulate the economies around the world; they’re already talking about it and doing that, but we’ll see how it plays out.

That’s coronavirus, and the reality is, is that the fact that there’s a little bit of uncertainty in the world actually helped bring this transaction to closure in terms of being able to get the parties to agree on the terms and the price that we came to, and I think that actually is what industry leaders do. You take advantage of the opportunities presented to you and you set the company up for long-term success.

Vijay Kumar

That’s helpful.

Stephen Williamson

Then, Vijay, from a financial modeling standpoint for this transaction, we took an assessment as to the potential impact of coronavirus on QIAGEN and built that into the baseline of the 2020 numbers that we released for the model there.

Vijay Kumar

That’s extremely helpful, guys. Thanks for the color and congrats.

Marc Casper

Thank you.

Stephen Williamson

Thanks.

Operator

Derik de Bruin with Bank of America, your line is open.

Derik de Bruin

Hey, good morning. Just a little bit question about the regulatory approval. I mean, you’re looking at a first half 2021 close on the deal. I mean the way I sort of look at the sample prep market in particular is QIAGEN has roughly a 60% share and Thermo has roughly a 20% share. Can you sort of break down the dynamics of that sample prep market and sort of explain to us why this isn’t going to die in the regulatory process? Thanks.

Marc Casper

Derik, when I think about the regulatory environment, and I look at the capabilities, this really is a complementary set of capabilities and when I think about the excellent advisory team that we have, we have a high confidence in being able to complete the transaction. We’re incredibly well advised, and we looked at a timeframe that puts us into, you know the first half of 2021 to allow us to work through that process very thoughtfully and diligently and successfully complete it. And the QIAGEN team is well prepared and incredibly collaborative and excited about the opportunities, and we’ll navigate that successfully.

Derik de Bruin

Marc, how do you—given the long deal close and obviously there’s synergies that come out of it and lot of your products can be put through—a lot of the QIAGEN products can be put through the Thermo channel, what are you going to do to sort of make sure that the business, the QIAGEN business doesn’t sort of go off the rails in the interim? What are you going to do? How are you going to retain people? Is there any concern at all that given the long close period and the fact that you will be coming in and doing some changes in the business that you’re going to lose key personnel?

Marc Casper

Derik, a great question. The first thing is we have an incredibly disciplined playbook on how you integrate and how you bring the new colleagues on board and the importance of how everybody that’s joining the company makes Thermo Fisher Scientific better. That’s genuine and we’ve done that incredibly well with Patheon, with Life Technologies. If you look at it, Mark Stevenson was the COO of Life Technologies; he’s now the Chief Operating Officer of Thermo Fisher. Michel Lagarde who was a senior executive, he was the COO of Patheon, is now our Executive Vice President. I’m excited about the team. In fact, Thierry Bernard is excited to remain with us. He’s the interim CEO. And the vast majority of the senior executive team has already signed up to be part of the team. We’ll have an integration planning methodology. They’re going to be driving that and we’re very confident in the ability to navigate the period.

We know how to do this. We can’t wait to have the transaction close, and together we’re going to create a brighter future for our business, our customers, our employees, and create a lot of shareholder value in the process.

Derik de Bruin

Thanks. I’ll get back in the queue.

Marc Casper

Thank you.

Operator

Tycho Peterson with JPMorgan, your line is open.

Tycho Peterson

Hey, thanks. I actually want to follow-up on Derik’s prior question on antitrust. If we think about $2.5 billion sample prep side, the most overlap is on the magnetic beads separation, which would be maybe $80 million to $100 million worth of divestitures. What’s your view of the risk that FTC might define sample prep more broadly and is there a hell or high water clause in this deal?

Marc Casper

We will release the details of the contract in a few days. We understand the market definitions well and how to think about it and feel highly confident in our ability to close the transaction. There is a high degree of deal certainty in the contract, but there’s not a hell or high water clause in the contract. That’s the way to think about it.

Tycho Peterson

Okay. Then, Stephen, on the guidance, a couple of questions here. Are you assuming the NeuMoDx acquisition is done? There’s a pivot point here where QIAGEN had to make a decision on whether to close that acquisition. Then, any comments on cash flow? QIAGEN had previously talked about a $600 million cash flow target. Then, how should we think about the pacing of Year 1 synergies? Is $60 million or so in the right ballpark?

Marc Casper

In terms of the first part—then Stephen will do the rest—right now the decision point on NeuMoDx is really not until midyear and the QIAGEN team is working their way through that. More to come on that one down the road. They’re still just working through exactly how the market is playing out.

Stephen Williamson

Tycho, when I think about the free cash flow, I think about it in the context of the total company and kind of an (inaudible) free cash flow conversion and I see business coming in right in line with that free cash flow conversion. Not quite at the level that you’re talking about there. I should think kind of the 90% level for the company makes sense.

In terms of the phasing of the synergies, you get the public company costs pretty quickly and the other costs around pretty linearly over that time period, the three years.

Tycho Peterson

Okay, thank you and congrats.

Stephen Williamson

Thanks.

Operator

Patrick Donnelly with Citi, your line is open.

Patrick Donnelly

Great, thanks. Marc, maybe just on the revenue side, I think many investors feel like QIAGEN has kind of undergrown their portfolio of assets for some time. They’ve often talked about getting towards high single digit growth but not able to get there. Where do you think when you look at the portfolio are the biggest opportunities to accelerate growth there on the Thermo platform?

Marc Casper

I think the customer reach that we have is truly unique in this industry. Everyone understands from this industry that QIAGEN has excellent products, but even at their scale reaching all of the customers around the world is a challenge, right? The combination of our large commercial team, our Fisher Scientific channel, our incredibly strong e-commerce platforms and our presence in the high-growth and emerging markets all will position us to be able to take the QIAGEN products and get them in the hands of more customers. That’s a big area.

In terms of the technologies, we’re very excited to expand our specialty diagnostics portfolio. We like what QIAGEN is doing in infectious disease testing and in oncology testing. That’s very complementary to what we do. I think that’s going to be a good growth driver. And we think the Digital PCR platform that they’re scheduled to launch this year looks incredibly compelling as well.

There are other things I am probably forgetting at this moment in time, but that gives you a snapshot of those kind of broad-based accelerators in terms of the business, in terms of leveraging our capabilities, as well as some good products within their portfolio to drive accelerated growth.

Patrick Donnelly

Then maybe one for Stephen. Just on the cost synergies side, can you just talk through where you’re seeing the biggest opportunities on that number you gave?

Stephen Williamson

When I think about the cost synergies, truly, from three different elements, one is driving—using our PPI business system to drive productivity and improve sourcing, that’s a proven playbook that we’ve seen make a big difference in prior acquisitions. I mentioned the elimination of public company costs, and sort of further business integration opportunities as we think about the combination between QIAGEN and the rest of Thermo Fisher. So, it’s kind of the usual playbook of areas and with things being very transparent and we think we can execute on those very well over that three-year period.

Patrick Donnelly

Okay, thanks. Congrats on the deal.

Marc Casper

Thank you.

Operator

Steve Beuchaw with Wolfe Research, your line is open.

Steve Beuchaw

Hi. The first one for me is actually on QIAGEN’s external relationships. They have both in sequencing and in diagnostics around tuberculosis some pretty important collaborations or joint ventures. Can you just talk conceptually about how you think about handling these going forward given Thermo’s breadth of presence in both sequencing and diagnostics?

Marc Casper

Yes. The two large relationships with other industry participants are Illumina and DiaSorin, and Thermo Fisher has meaningful relationships with both companies. As you know, we have a collaboration in our AmpliSeq capabilities in next gen sequencing with Illumina, good relationships from that lens, and DiaSorin has been a long-term partner with our PCT assay and excellent relationships there. Worked together for many years in the past and actually just renewed for the next decade in terms of the relationships. So, two great partners to work with for us going forward, so it’s very exciting.

Steve Beuchaw

Okay, perfect. Then I wanted to ask if you could give us just a bit more detail, put some your very positive comments around the dPCR platform and earlier in the call on STAT-Dx. QIAGEN has been public about their expectations for revenue contributions for these products. Can you just speak to to what extent you think those were in line with your thinking? To what extent Thermo’s reach can drive upside to those expectations? Thanks so much.

Marc Casper

Yes. I think the way we do our modeling is we put ranges of outcomes on each of the technologies, and then the base business as well, and then you stare at it and say, ‘What’s the weighted probability of the things?’ What we see is an accelerating growth profile, QIAGEN independently, followed by additional acceleration because of the leverage of our commercial reach around the world. We’re excited about the trajectory going from where it is today to accelerating over time, and by the time we close the transaction and have a full year behind us so it’s in organic in 2022, we see it to be in line or in line plus with the company average.

Steve Beuchaw

That sounds great. Thanks again and best of luck on the path over the next year. Congratulations on getting to this point.

Marc Casper

Thanks, Steve.

Operator

Dan Leonard with Wells Fargo, your line is open.

Dan Leonard

Thank you. My first question is a follow-up to Pat’s on the revenue synergy side. Marc, were there any areas when you were looking at QIAGEN that you really thought you would classify as low-hanging fruit from a revenue synergy perspective? Thinking specifically on China, QIAGEN’s problems in China have been over and above others in the industry. That’s historically been an area of strength for Thermo. Could you comment?

Marc Casper

Yeah, so my view is we need to walk the QIAGEN management team through all of our capabilities in the different areas, and then they’re actually going to be in the best position to say where the most high priority leverage points are. We know what the playbook is, but they know so much more about the details of where the opportunities are within their own portfolio, where are they underpenetrated and so forth? And we’ve had some of that dialogue, but that’s where we’ll be. So I’m not in the position to say we’re going to do X or Y specifically, but rather there’s a menu of things that we can do and we’re going to pick the right ones to go forward.

We did, obviously, have the opportunity to do a fair amount of due diligence here and got a good feel for the business, and we have a good handle on what the outlook is and as well as where the synergies are.

Dan Leonard

Okay, that’s helpful. And Stephen, just a follow-up. If you mentioned it, I missed it. Is there any change in Thermo’s buyback plan for 2020 as a result of this deal, or do you still plan to repurchase $1.5 billion worth of stock this year?

Stephen Williamson

No change in plan for 2020.

Marc Casper

One of the things that I mentioned yesterday is we did complete the $1.5 billion in Q1, just given the timing, so that’s complete at this point.

Dan Leonard

Oh great. Congrats. Thank you.

Operator

Sung Ji Nam with BTIG, your line is open.

Sung Ji Nam

Hi. Thanks for taking the questions. Just one question for Stephen. I’m not sure if I heard this correctly, but you said that the potential COVID impact has been factored into your expectations for QIAGEN contribution. Is that correct? Not familiar with the QIAGEN business. Was wondering what their China exposure might be currently as a percent of revenue.

Stephen Williamson

So yes, I’d say that basically we’ve put in a reasonable assumption for a net headwind from coronavirus for the year in 2020. Clearly, they’re well positioned with some products that can assist health authorities address the virus and that will be a tailwind, but as I think about the potential macro impacts, I put in a reasonable assumption into the 2020 numbers as a baseline.

Sung Ji Nam

And what’s QIAGEN’s exposure to China? Sorry, I can’t find it.

Marc Casper

Sure. It’s a little bit lower as a percentage of total than ours.

Sung Ji Nam

Okay, great. Thank you.

Kenneth Apicerno

Operator, we’re going to take one more.

Operator

Certainly. Dan Arias with Stifel, your line is open.

Dan Arias

Good morning, guys. Thanks. Marc, just maybe following up on NGS, have you had a chance to think about how the bioinformatics portfolio of QIAGEN might marry with the Ion Torrent platform, particularly given the clinical focus? And then, any initial thoughts on whether you think the gene reader platform development could step back up for you guys, or under your umbrella?

Marc Casper

Yeah so, I think that the QIAGEN management team had thought through what they wanted to do with gene reader so I don’t see a change from that direction.

I’ll quote our VP of Marketing from our Clinical Sequencing business and he said the combination with the bioinformatics capabilities with ours is awesome. Right? He’s super excited. Very complementary set of capabilities that brings what QIAGEN has to our capabilities and I think that’s super exciting in terms of over time as we integrate that.

Dan Arias

Okay. And then just maybe one last high level one. Any comment to make on just the overall tone of the regulators these days when it comes to M&A? Is that changed or not changed over the last year or so?

Marc Casper

No. You know, I would say that the jurisdictions here is U.S., China and the E.U. and I think generally there, it’s pretty straightforward. This is not a U.K. jurisdiction transaction. So, that’s how we think about it.

Dan Arias

Very good. Thank you.

Marc Casper

Thank you.

Thank you everyone for joining us. A very exciting day for Thermo Fisher Scientific. We’re looking forward to the opportunity to bring this transaction to an expeditious close and welcoming the 5,100 colleagues from QIAGEN to Thermo Fisher Scientific.

So, thanks everyone and look forward to seeing you soon.

Operator

This concludes today’s conference call and webcast. We thank you for your participation. You may now disconnect.